UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-a16 OR 15-d16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the months of: May 15, 2012 to July 18, 2012

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

EXHIBIT INDEX

EX 99.1:	Elgin - Total confirms the success of the G4 well intervention, United Kingdom
EX 99.2:	Total launches an innovative campaign for its employees: an exclusive offer to promote renewable energy and energy efficiency, France
EX 99.3:	Total and SunPower Commission a New Solar Panel Manufacturing Plant, France
EX 99.4:	Total Steps Up Exploration Activities in Kenya with the Award of the Offshore L22 License in the Lamu Basin, Kenya
EX 99.5:	Total and partners PetroChina and Petronas start production from the Halfaya oil field, Iraq
EX 99.6:	Socar, Total and GDF Suez issue a ‘Notice of Discovery and its Commerciality’ for the Absheron discovery in the Azerbaijani deep waters of the Caspian Sea, Azerbaijan
EX 99.7:	New gas and condensate discovery in Southern North Sea, Norway
EX 99.8:	Launch of a new development phase of the Yucal Placer Gas Field, Venezuela
EX 99.9:	Total takes operatorship of Xerelete block, Brazil
EX 99.10:	Total increases its stake in Ichthys to 30%, Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: July 19, 2012	By:	/s/ Humbert de Wendel
		Name:	Humbert de WENDEL
		Title:	Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	UK: Elgin - Total confirms the success of the G4 well intervention (May 21, 2012)
➢	EXHIBIT 99.2:	France: Total launches an innovative campaign for its employees: an exclusive offer to promote renewable energy and energy efficiency (May 22, 2012)
➢	EXHIBIT 99.3:	France: Total and SunPower Commission a New Solar Panel Manufacturing Plant, (May 24, 2012)
➢	EXHIBIT 99.4:	Kenya: Total Steps Up Exploration Activities in Kenya with the Award of the Offshore L22 License in the Lamu Basin, (June 27, 2012)
➢	EXHIBIT 99.5:	Iraq: Total and partners PetroChina and Petronas start production from the Halfaya oil field, (June 27, 2012)
➢	EXHIBIT 99.6:	Azerbaijan: Socar, Total and GDF Suez issue a ‘Notice of Discovery and its Commerciality’ for the Absheron discovery in the Azerbaijani deep waters of the Caspian Sea, (July 2, 2012)
➢	EXHIBIT 99.7:	Norway: New gas and condensate discovery in Southern North Sea (July 4, 2012)
➢	EXHIBIT 99.8:	Venezuela: Launch of a new development phase of the Yucal Placer Gas Field (July 9, 2012)
➢	EXHIBIT 99.9:	Brazil: Total takes operatorship of Xerelete block in Brazil (July 10, 2012)
➢	EXHIBIT 99.10:	Australia: Total increases its stake in Ichthys to 30% (July 12, 2012)